Exhibit 12.1

Delta Air Lines, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,		Year Ended December 31,
(in millions, except for ratio data)	2015	2014	2014	2013	2012	2011	2010
Earnings (loss) before income taxes	$3,552	$1,633	$1,072	$2,527	$1,025	$769	$608
Add (deduct):
Fixed charges from below	305	397	737	947	1,116	1,202	1,315
Capitalized interest	(15)	(14)	(33)	(29)	(21)	(9)	(6)

Earnings (loss) as adjusted	$3,842	$2,016	$1,776	$3,445	$2,120	$1,962	$1,917

Fixed charges:
Interest expense, including capitalized amounts and amortization of debt costs	281	375	691	891	1,044	1,122	1,226
Portion of rental expense representative of the interest factor	24	22	46	56	72	80	89

Fixed charges	305	397	737	947	1,116	1,202	1,315

Ratio of earnings to fixed charges	12.60	5.08	2.41	3.64	1.90	1.63	1.46

The following are included in the results above:

	Six Months Ended June 30,		Year Ended December 31,
(in millions)	2015	2014	2014	2013	2012	2011	2010
MTM adjustments and settlements	$(1,309)	$33	$2,346	$(276)	$(27)	$26	$—
Restructuring and other	35	79	716	424	452	242	227
Loss on extinguishment of debt	—	129	268	—	118	68	391
Virgin Atlantic MTM adjustments	(44)	8	134	—	—	—	—
Merger-related items	—	—	—	—	—	—	233

Total (income) loss	$(1,318)	$249	$3,464	$148	$543	$336	$851